Exhibit 16.1

August 31, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated August 21, 2009, of Applied Micro Circuits Corporation and are in agreement with the statements contained in the first and second paragraphs and first sentence of the fifth paragraph on page 1 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/    Ernst & Young LLP